212-455-3189
etolley@stblaw.com
July 10, 2006
VIA EMAIL AND EDGAR
Re:  Chart Industries, Inc.
Amendment No. 4 to Registration Statement on
Form S-1 File No. 333-133254
Rufus Decker
Jennifer Hardy
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Dear Mr. Decker, Ms. Hardy and Mr. Slivka:
     On behalf of Chart Industries, Inc. (the “Company”) and pursuant to our discussion with Mr. Decker this morning, we are providing the following supplemental responses to our responses to comments 1 and 5 through 9 set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 7, 2006 (the “Comment Letter”) relating to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 filed on June 28, 2006 (the “Registration Statement”).
     Attached as Annex A to this letter is a calculation of the cumulative 10.1088-for-one option adjustment as requested by Mr. Decker in a telephone conversation this morning with Ed Tolley and Ryan Bekkerus of Simpson Thacher & Bartlett LLP.
     Attached as Annex B to this letter is a calculation of the $1.3 million stock-based compensation expense as requested by Mr. Decker in a telephone conversation this morning with Ed Tolley and Ryan Bekkerus of Simpson Thacher & Bartlett LLP. As discussed with Mr. Decker this afternoon, the following inputs were used to calculate the Black Scholes Value for the value of the time-based options granted on March 29, 2006: (i) $202.18 fair market value, (ii) $121.10 option price, (iii) 7.5 year life of options, (iv) 5.0% risk-free rate, (v) 0% dividend yield and (vi) 46.94% volatility. Similarly, the following inputs were used to calculate the Black

                                                              -2-                                                              July 10, 2006
Scholes Value for the value of the time-based options granted on April 27, 2006 and May 26, 2006: (i) $202.18 fair market value, (ii) $121.10 option price, (iii) 7.5 year life of options, (iv) 5.3% risk-free rate, (v) 0% dividend yield and (vi) 46.94% volatility.
     Attached as Annex C to this letter is Section 9(a) of the Amended and Restated 2005 Stock Incentive Plan as requested by Mr. Decker in a telephone conversation with Ed Tolley and Ryan Bekkerus of Simpson Thacher & Bartlett LLP. The full version of the Amended and Restated 2005 Stock Incentive Plan will be filed as Exhibit 10.16 to Amendment No. 4 to the Registration Statement.
     Attached as Annex D to this letter are the changed pages per our discussion reflecting the changes you asked us to make with respect to (i) the pro-rata nature of the dividends, (ii) clarifying changes on the cumulative option adjustment and (iii) the $1.3 million stock-based compensation expense.
*     *     *      *     *
     Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.
Very truly yours,
Edward P. Tolley III

ANNEX A
Chart Industries, Inc.
Option Adjustment Calculation — $20 Offering Price

					Additional
					Adjustment to
			Extraordinary		Maintain Spread		Cumulative
	Pre-Closing	Post-4.6263 Split	Dividends		and FMV	Post-Dividend	Adjustment(2), (3)
Options	10,000	46,263			2.1851	101,088	10.1088

Strike Price	$121.10	$26.18	$(14.20)		2.1851	$11.98	10.1088
Per share Value	202.18	43.70	(23.70	)(1)	2.1851	20.00	10.1088

Spread per share	$81.08	$17.52	$(9.50)			$8.02

Aggregate Spread	$810,754	$810,754				$810,754

Aggregate Fair Market Value of the stock	$2,021,754	$2,021,754				$2,021,754

(1)	Represents per share dividends to be received by our pre-IPO shareholders of $21.75 ($18.62 per share in base offering, plus $3.13 per share upon exercise of over-allotment option), plus aggregate underwriters’ discounts and other customary adjustments taken into account in establishing the mid-point of our price range, totaling $1.95 per pre-IPO outstanding share. We have assumed exercise in full of the over-allotment option for this purpose. If this option were not exercised, our pre-IPO shareholders would receive stock valued at approximately $3.34 per pre-IPO outstanding share as a stock dividend, and underwriters’ discounts would decrease by approximately $0.22 per pre-IPO outstanding share. The pre-IPO outstanding shares of 11,213,049 are used for all per share calculations in this schedule.

(2)	Aggregate adjustment between post-dividend column and pre-closing column, subject to rounding of share and strike prices to nearest cent.

(3)	A $1.00 increase in the offering price to $21.00 per share would result in an increase of cumulative adjustment ratio to approximately 10.1301-for-one, and a $1.00 decrease in the offering price to $19.00 per share would result in a reduction of the cumulative adjustment ratio to approximately 10.0853-for-one.

ANNEX B

Chart Industries, Inc.

Stock Compensation Expense
2006 Time Based Option Grants

	No. of
	Time-based	Fair Value	Total Expense
Date of Grant	Options(1)	at $202.18	at $202.18(2)

29-Mar-06	3,500	$139.3455	$487,709.25
27-Apr-06	2,362	140.3375	331,498.23
26-May-06	3,500	140.3375	$491,181.25

	9,362		$1,310,388.73

(1)	In 2006, 26,749 options (before 10.1088-for-one adjustment) were granted through June 30. This represents the 35% which are time-based options.

(2)	Expense to be recognized over 5 year vesting period.

ANNEX C

     Section 9(a) of the Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan
     Notwithstanding any other provisions in the Plan to the contrary, the following provisions shall apply to all Awards granted under the Plan:
     Generally. In the event of any change in the outstanding Shares after the effective date of the Plan by reason of any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders other than regular cash dividends or any transaction similar to the foregoing, the Committee shall make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the Option Price or exercise price of any Award and/or (iii) any other affected terms of such Awards.